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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of  25 February 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	25 February 2003
Number	08/03

BHP Billiton Announces Oil Discovery within WA-255-P in Exmouth Sub Basin Off Western Australia

BHP Billiton today announced it had made an oil discovery with its exploration well Stybarrow-1 within WA-255-P in the Exmouth Sub Basin off Western Australia.

The well has reached a measured depth of 2477 metres and encountered a gross oil column of 23 metres with 18.6 metres of net pay in the Macedon Member sandstone reservoir. Water depth is 825 metres.

The Sybarrow-1 discovery is located 55 kilometres northwest of Exmouth, off the West Australian coast.

The significance of the well will be assessed following further evaluation of drilling results. Appraisal drilling will be necessary to determine the size of the find.

The discovery is in an area where there have been a number of discoveries made by the industry. Development planning studies would not be completed until after further appraisal and exploration activity in the permit.

Drilling on Stybarrow-1 commenced on February 12, 2003 using the semi-submersible drilling rig the Atwood Falcon.

Stybarrow-1 is the first well in the current exploration programme in WA-255-P. The Eskdale-1 well, located approximately 13 km north of Stybarrow-1, will also test the Macedon Member sandstone reservoir but in a different trap configuration to Stybarrow-1. Eskdale-1 is expected to spud in early March 2003, after completion of operations on the current well.

BHP Billiton owns a 50% interest and is the operator of WA-255-P with the other 50% held by Woodside Energy Limited.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com
Tracey Whitehead, Media Relations Tel: +61 3 9609 4202 Mobile: +61 419 404 978 email: Tracey.Whitehead@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 25 February 2003